UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008.

Commission File Number 1-10257

BARCLAYS BANK PLC

(Translation of registrant’s name into English)

ONE CHURCHILL PLACE, LONDON, ENGLAND E14 5HP

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Contact: Peter Truell

(212) 412 7576

peter.truell@barclayscapital.com

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

Christine Hudacko

(415) 597 2687

christine.hudacko@barclaysglobal.com

FOR IMMEDIATE RELEASE

Barclays iPath® Exchange Traded Note Scheduled to Move to NYSE Arca

New York, NY (October 2, 2008) – Barclays Bank PLC today announced it will transfer its iPath® CBOE S&P 500 BuyWrite IndexSM ETN (BWV) to the NYSE Arca listing and trading platform on or around October 31, 2008. No action is needed by current investors.

Due to the announced merger of the American Stock Exchange and NYSE Euronext, all Amex-listed ETNs and ETFs are expected to be transferred to NYSE Arca by the end of October 2008. NYSE Euronext believes that offering a single platform for listing and trading ETFs and ETNs will further improve efficiencies and market quality.

“NYSE Arca is the primary listing and trading venue for ETNs and ETFs and it will continue to provide liquidity for iPath® CBOE S&P 500 BuyWrite IndexSM ETN,” said Philippe El-Asmar, Head of Solution Sales, Americas at Barclays Capital.

The iPath® ETNs have a 30-year maturity and are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC linked to the performance of a market index. iPath® ETNs, which investors can trade on an exchange at market prices, are designed to provide investors with convenient access to the returns of market benchmarks, less investor fees. Barclays Bank PLC is the issuer, Barclays Capital Inc. is the issuer’s agent, and Barclays Global Investors Services is the promoter of iPath® ETNs to intermediaries.

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the United States, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 150,000 people. Barclays moves, lends, invests and protects money for over 42 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and “BuyWrite” and “CBOE” are trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”). These marks have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by Standard &Poor’s or CBOE and Standard &Poor’s and CBOE make no representation regarding the advisability of investing in the Securities.

© 2008 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: October 2, 2008	By	/s/ Marie Smith
Marie Smith
Assistant Secretary

*	Print the name and title under the signature of the signing officer.

SEC 1815 (04-07)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.